FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2002

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X______ Form 40-F ________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes __________ No ____X____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending
March 31, 2002 of
QUEBECOR MEDIA INC.
Filed in this Form 6-K

Documents index

Management's Discussion and Analysis – First Quarter 2002 - Quebecor Media

The following Management's Discussion and Analysis of Financial Condition and Results of Operations covers the main activities of the first quarter of 2002 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20F) for the year ended December 31, 2001.

Quebecor Media Inc. (the "Company") is a Canadian communications company engaged in the Cable Television, Newspapers, Broadcasting, Leisure and Entertainment, Business Telecommunications, Web Integration/Technology and Internet/Portals business segments. Quebecor Media Inc. is pursuing a convergence strategy to capture synergies among all of the Company's media properties.

OPERATING RESULTS

In this analysis of operating results, operating income (or loss) is defined as earnings (or loss) before amortization, financial expenses, interest on redeemable preferred shares, reserve for restructuring of operations and special charges, write-down of goodwill, gains on sale of shares and on dilution, and income taxes. Special charges include the write-down of temporary investments, as well as non-monetary compensation charges. Equity loss from non-consolidated subsidiaries and non-controlling interest are not considered in the computation of operating income.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used in the sectors in which the Company is engaged and by the investment community to analyze and compare companies. The Company's definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

In this analysis, all amounts are expressed in Canadian dollars, except where otherwise stated.

Quebecor Media Inc. recorded revenues of $549.5 million in the first quarter of 2002, compared with $304.8 million in the same quarter of 2001. The higher revenues mainly reflect the inclusion of the results of the Cable Television segment and of TVA Group, following the transfer of control over those operations in May and September 2001 respectively, and the inclusion of the results of the Business Telecommunications segment since November 2001. These factors more than offset the lower revenues in the Web Integration/Technology segment caused by a significant reduction in investment by telecommunications companies.

The Company generated operating income of $129.6 million in the first quarter of 2002, compared with $38.3 million in the same period of 2001. This increase mainly reflects the inclusion of the results of the Cable Television segment, TVA Group and the Business Telecommunications segment, the significant improvement in the Newspapers segment's operating income and the decrease in the Internet/Portals segment's operating loss. These factors were however partially offset by the higher operating loss in the Web Integration/Technology segment, due mainly to costs incurred in connection with restructuring.

Quebecor Media Inc. recorded a net loss of $22.1 million in the first quarter of 2002, compared with a net loss of $95.3 million in the same quarter of 2001.

In accordance with new accounting rules, the Company did not record any amortization of goodwill in the first quarter of 2002, compared with a charge of $40.9 million, net of non-controlling interest, recorded in the same quarter of 2001, including amortization of goodwill related to non-consolidated subsidiaries accounted for on an equity basis. Excluding amortization of goodwill, net of non-controlling interest, net loss would have been $54.4 million in the first quarter of 2001.

Amortization expenses increased by $46.8 million and financial expenses, including interest on redeemable preferred shares, increased by $32.5 million in the first quarter of 2002 over the same quarter of the previous year, due primarily to the inclusion of the results of the Cable Television segment and of TVA Group, and the consolidation of the Business Telecommunications segment. Restructuring reserves totalling $3.1 million were recorded by the Web Integration/Technology segment ($1.7 million) and the Internet/Portals segment ($1.4 million) in the first three months of 2002. The Company also recorded a write-down of temporary investments of $5.4 million, compared with $42.4 million in the same quarter of 2001.

The Company is subject to certain reporting requirements pursuant to the indentures governing the Company's Senior Notes and Senior Discount Notes issued in July of 2001. Under the indentures, the Company has designated Netgraphe Inc., Nurun Inc., 3662527 Canada Inc. (the parent company of Vidéotron Télécom ltée) and Vidéotron Télécom ltée as "Unrestricted Subsidiaries". Therefore, the operating results and financial condition of the Company and its Restricted Subsidiaries must be disclosed and analyzed separately from the operating results and financial condition of the Unrestricted Subsidiaries.

RESTRICTED SUBSIDIARIES AND THE COMPANY

In the first quarter of 2002, the Company and its Restricted Subsidiaries recorded revenues of $508.4 million, compared with $259.1 million during the same quarter of 2001. Operating income for the first quarter of 2002 amounted to $131.9 million, compared with an operating income of $44.2 million during the first quarter of 2001.

Cable Television

Vidéotron ltée is the largest cable operator in Quebec and the third largest in Canada. Its state-of-the-art network extends to 2.3 million homes and serves approximately 1.5 million subscribers, including over 120,000 subscribers to its *illico* digital television service. Vidéotron is also engaged in interactive multimedia development and ISP services.

In the first quarter of 2002, the Cable Television segment contributed $179.9 million to Quebecor Media's revenues and $67.3 million to its operating income. On a comparable basis, Vidéotron's revenues increased by $5.1 million, or 2.9%, over the $174.8 million figure reported in the first three months of 2001. Operating income increased by $1.4 million, or 2.1%, from $65.9 million in the first quarter of 2001.

Vidéotron's high-speed cable Internet access service continued to make strides; at the end of the first quarter of 2002, there were approximately 251,000 subscribers to the service, 83,000 more than at the same time last year. The good performance more than offset the impact on Vidéotron's results of the net loss of nearly 66,000 subscribers to the basic cable TV service over one year.

On March 4, 2002, in order to reduce operating costs and enhance competitiveness, Vidéotron announced it had signed an agreement to sell its cable TV and Internet access installation and repair services to a subsidiary of Entourage Technology Solutions Inc. The transaction, which also provides for a long term supplier arrangement, closed on May 13, 2002. Under this agreement, 664 Vidéotron employees became employees of Entourage's new subsidiary. Vidéotron expects to realize annual savings of approximately $15 million.

In April 2002, Quebecor Media wrote to the Chairperson of the Canadian Radio-television and Telecommunications Commission ("CRTC") asking the agency to take action to end cross-subsidization between the regulated company Bell Canada's local telephone service and the Bell ExpressVu satellite television service. Quebecor Media complained that this practice gives Bell ExpressVu an unfair advantage in the marketplace, jeopardizes the establishment of a fair and equitable television distribution system in Canada, and is counter to the public interest.

Newspapers

In the Newspapers segment, Sun Media Corporation is Canada's largest national chain of tabloids and community newspapers. It became a wholly owned subsidiary of Quebecor Media in June 2001, when the Company bought out the minority shareholders.

The Newspapers segment's revenues in the first quarter of 2002 amounted to $200.0 million, a slight increase from revenues of $199.0 million in the same quarter of 2001. The highlight of the first quarter of 2002 was the $9.4 million (or 26.8%) increase in the segment's operating income, from $35.2 million to $44.6 million. The operating margin rose to 22.3% in the first quarter of 2002, compared with 17.7% in the same period of 2001.

Sun Media's advertising revenues increased by 2.2% in the first quarter of 2002 and circulation revenues by 1.1%. Lower newsprint prices and the positive impact of the series of restructuring measures introduced in 2001, combined with the rise in advertising and circulation revenues noted above, accounted for Sun Media's improved profitability.

Sun Media's metropolitan dailies made a strong contribution to the Newspapers segment's earnings, with a 38.6% increase in operating income in the first quarter of 2002. The restructuring measures introduced in 2001 continue to pay dividends and are expected to yield annual savings of approximately $23 million.

Broadcasting

TVA Group Inc., Quebec's largest television broadcaster, owns six of the ten television stations in the TVA network. It is engaged in publishing through subsidiary Publications TVA inc., which dominates the French-language newsstand magazine market in Quebec, in merchandising and in infomercials. TVA also holds interests in analog specialty channels such as *Le Canal Nouvelles* (LCN).

In the first quarter of 2002, TVA Group contributed $77.3 million and $13.3 million to revenues and operating income, respectively. During the corresponding period of 2001, the subsidiary reported revenues of $75.8 million and operating income of $10.6 million. On a comparable basis, operating income increased 25.3% in the first quarter of 2002, due primarily to improved results from TVA Group's broadcasting and publishing operations.

Since the beginning of 2002, TVA's ratings have increased significantly, even reaching 40% in some periods, the network's best performance in 10 years. In February 2002, Raynald Brière, a long-time contributor to TVA Group's success, was appointed President and Chief Executive Officer of TVA Group.

"Le fabuleux Rallye sournois Vibe," a contest developed by the Quebecor Media convergence team to support the launch of General Motors' Pontiac Vibe, was aired in February 2002 during TVA's popular late-evening show *Le grand blond avec un show sournois*. The broadcast was complemented by daily media coverage in *Le Journal de Montréal*, in *Le Journal de Québec*, on Canoe.qc.ca and on TVA. The campaign provided another example of the marketing impact and effectiveness of Quebecor's convergence strategy.

Finally, in April 2002, the distribution companies TVA International and Christal Films joined forces to create a new company called Topaze Communications to manage their film catalogues.

Leisure and Entertainment

The Company's operations in the Leisure and Entertainment segment consist primarily of:

- Book publishing (a dozen associated publishing houses) and distribution (Québec-Livres);
- Magazine publishing (Publicor);

- Distribution of music and retailing of books, magazines and music (Archambault Group Inc.);
- Rentals and sales of videocassettes and DVDs (Le SuperClub Vidéotron ltée).

The Leisure and Entertainment segment recorded revenues of $57.4 million in the first quarter of 2002, a 4.0% decrease from revenues of $59.8 million in the same quarter of 2001. First quarter operating income decreased from $6.4 million in 2001 to $5.7 million in 2002. The results for the first quarter of 2001 included the revenues and operating income of St. Remy Media Inc., an electronic publishing and contract publishing company, which was sold in December 2001.

Newsstand and subscription sales of Publicor's regularly published magazines showed healthy growth in the first quarter of 2001. Publicor was able to achieve its targets through close monitoring of advertising sales and operating expenses.

In the music segment, Archambault Group's retail sales increased significantly during the first quarter of 2002, particularly sales of CDs, videos, books and musical instruments. Archambault also improved its profitability through stringent cost containment.

Le SuperClub Vidéotron continued to promote and sell Vidéotron products, such as cable modems, wireless keyboards and the *illico* interactive television service. It opened two new franchised stores in Saint-Lin and Alma, Quebec. Four more stores will open in the near future in Rock Forest, Iberville, Rawdon and Gatineau.

In the books segment, a plan to house Quebecor Media's publishers of general literature under one roof in order to capture synergies is under study.

UNRESTRICTED SUBSIDIARIES

In the first quarter of 2002, Unrestricted Subsidiaries recorded revenues of $49.7 million compared with $46.7 million during the same quarter of 2001. The operating loss for the first quarter of 2002 amounted to $2.3 million compared with an operating loss of $5.9 million during the same quarter of 2001.

Business Telecommunications

Vidéotron Télécom ltée ("VTL") is a business telecommunications leader in Quebec, with an 8,600 km-plus regional network covering 90% of Quebec's potential business telecom market. VTL offers its customers a full range of broadband services over its vast fibre optic network.

On a comparable basis, VTL's revenues totalled $22.2 million in the first quarter of 2002, compared with $26.2 million in the same quarter of the previous year. The subsidiary made a turnaround in terms of profitability: first quarter operating income was $7.5 million in 2002, compared with $0.7 million in 2001. VTL succeeded in reducing its operating costs and refocusing its operations on its core business, business telecommunications, which quickly restored the subsidiary to profitability.

In early April 2002, VTL seized an opportunity for expansion by acquiring most of the strategic assets of Toronto-based Stream Intelligent Networks Corporation. The Company expects that this transaction will increase VTL's penetration in the country's largest business telecommunications market, the Montreal-Ottawa-Toronto triangle.

Web Integration/Technology

The Web Integration/Technology segment includes Nurun Inc., which is engaged in Web, intranet, extranet and B2C e-commerce development, e-marketing and customer relationship management (CRM) strategies, and interactive television concepts and operations, and Nurun's subsidiary Mindready Solutions Inc., which is engaged in test engineering and real time communications solutions.

The Web Integration/Technology segment generated revenues of $20.8 million in the first quarter of 2002, compared with $40.1 million in the same period of 2001. The lower revenues were mainly due to a $15.8 million decrease in Mindready Solutions' sales in the first quarter as a result of the general decline in spending by telecom companies. In the e-business segment, revenues declined by $3.5 million. The segment recorded lower sales in Canada and Europe, which were partially offset by a slight increase in sales in the U.S. Revenues were also affected by the closing of an office in Ottawa and the sale of an agency in the U.S.

The Web Integration/Technology segment's operating loss was $8.0 million, compared with $0.4 million in the first quarter of 2001. The increase in the operating loss derived for the most part from the recognition by Mindready of costs of approximately $6.8 million incurred in connection with restructuring, of which $5.1 million was charged to operating expenses. The operating loss for Nurun's e-commerce operations showed signs of improvement in the first quarter, falling from $2.4 million in 2001 to $0.5 million in 2002.

Under the restructuring plan announced in the first quarter of 2002, Mindready plans to eliminate 84 positions in Europe and North America. The cuts are expected to yield annual savings in the order of $8.0 million. During the quarter, the Company wrote down $8.9 million of the goodwill attributed to Mindready's operations. The Web Integration/Technology segment recognized a non-monetary compensation charge of $1.2 million in the first quarter of 2002, compared with $5.0 million in the corresponding quarter of 2001.

In January 2002, Nurun announced the sale of Flow Systems Corporation for a cash consideration of $1.1 million as part of its effort to divest certain non-core business units. Nurun is refocusing on its core mission as an interactive and marketing data management agency serving major corporations around the world.

In March 2002, Adweek.com site ranked Nurun 13th on its list of the largest Web agencies in North America. Nurun was the only Canadian-owned company to place in the top 50.

Internet/Portals

The Internet/Portals segment operates the portals Canoe.ca, Canoe.qc.ca, Micanoa.com, La Toile du Québec and InfiniT.com, the FYICalgary.com and FYILondon.com city sites, and the specialty sites Megagiciel.com, Webfin.com and Multimedium.com. It also includes three Web properties offering users paid services: the employment site Jobboom.com, the dating site MatchContact.com, and the car site Autonet.ca. It operates the largest source for classified ads in Canada, ClassifiedExtra.com, and a virtual store, Shop.Canoe.ca. Netgraphe's subsidiary Progisia Informatique offers IT consulting services including e-commerce, outsourcing, integration and computer security.

The Internet/Portals segment recorded revenues of $7.4 million in the first quarter of 2002, compared with $6.8 million in the same period of 2001, an 8.8% increase. The higher revenues were due, among other things, to the strong performance of consulting subsidiary Progisia and higher revenues from advertising banners on Netgraphe's general-interest portals and specialty sites. The operating loss was $1.8 million in 2002, compared with $5.5 million in the same quarter of 2001. The significant reduction in the operating loss derived mainly from lower operating expenses as a result of the multi-phase restructuring process launched in 2001.

Netgraphe also announced a new phase in the reorganization of its properties. The general-interest portals Canoe.ca and Canoe.qc.ca will be converted into virtual gateways to

Quebecor Media's family of properties. The refocusing of Netgraphe's operations, which entailed the recording of a $1.4 million restructuring reserve, is expected to eliminate 67 positions in Montreal and Toronto, and generate annual savings of more than $7 million.

Netgraphe continued to play an active role in the development of Vidéotron's *illico* interactive television service during the first quarter by producing and adapting interactive sites, tools, services and modules.

Financial Expenses

Financial expenses, including interest on redeemable preferred shares, increased by $32.5 million in the first quarter of 2002 over the same period of 2001, from $47.7 million to $80.2 million. The consolidation of the Cable Television segment and TVA Group since May and September 2001 respectively contributed to the higher financial expenses. This was, however, partly offset by the positive impact of declining interest rates.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash produced by operating activities amounted to $5.8 million in the first quarter of 2002, compared with cash used by operations of $40.4 million in the same quarter of 2001. The improvement is due primarily to the contributions of the Cable Television segment and TVA Group.

Operating working capital was negative by $5.5 million at the end of the first quarter of 2002, compared with a negative amount of $839.2 million at the end of the same quarter of 2001. The improvement mainly reflects the positive impact of the long-term refinancing in July 2001 of the debt contracted for the acquisition of Le Groupe Vidéotron Ltée.

Financing Activities

The bank debt of Vidéotron and TVA Group was reduced by $19.5 million and $19.7 million respectively.

Investing Activities

Capital expenditures increased from $10.0 million in the first quarter of 2001 to $38.3 million in the first quarter of 2002, as a result of the inclusion of the Cable Television segment and TVA Group and the consolidation of the business telecommunications segment.

Proceeds from the disposal of assets were derived primarily from the sale by the Cable Television segment of fixed assets.

Financial Position

As at March 31, 2002, the Company and its subsidiaries had cash and cash equivalents on hand totalling $129.7 million, consisting principally of short-term investments.

During the first quarter of 2002, the consolidated debt ratio, as measured by the total debt:capitalization ratio, remained unchanged, standing at 48:52 as at December 31, 2001 and March 31, 2002. For the purpose of calculation of this ratio, total debt includes bank indebtedness, long-term debt, including the current portion, and redeemable preferred shares. Capitalization includes shareholders' equity and non-controlling interest.

As at March 31, 2002, the consolidated long-term debt, including the short-term portion, totalled $3.67 billion, $30.1 million less than at December 31, 2001. The figure includes Sun Media Corporation's $554.1 million debt, Vidéotron's $1.27 billion debt, TVA Group's $23.9 million debt, Senior Notes in an aggregate amount of $1.38 billion and credit facilities of $429.0 million.

The Company believes that cash flow from operations and available sources of financing should be sufficient to cover cash requirements for capital expenditures, interest payments and scheduled repayment of its indebtedness.

ACCOUNTING POLICIES

In 2002, the Company made certain changes to its accounting policies in order to conform to new Canadian Institute of Chartered Accountants ("CICA") accounting standards. The changes are described in greater detail in Note 2 to the Company's consolidated financial statements, contained in this Report to Shareholders.

Significant differences between generally accepted accounting principles in Canada and in the United States are also presented in note 9 to the consolidated financial statements.

By the end of the second quarter of 2002, the Company will have completed the first step of the goodwill impairment test for each of its operating units, in accordance with the new recommendations in Section 3062 of the *CICA Handbook.* A portion of the goodwill recorded for the Cable Television segment at the time of the acquisition of Groupe Vidéotron may be written down in 2002. According to management's estimates and hypotheses, the amount of the write-down may total between $1.5 billion and $2 billion.

In accordance with the transitional provisions contained in Section 3062 of the *CICA Handbook*, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. However, under generally accepted accounting principles in the United States, an impairment loss recognized as a result of a transitional goodwill impairment test is recognized as the effect of a change in accounting policies in the statement of operations above the caption "net income".

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause Quebecor's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company's products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

Pierre Karl Péladeau
President and Chief Executive Officer

Claude Hélie
Executive Vice President and
Chief Financial Officer

QUEBECOR MEDIA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)
(in thousand of Canadian dollars)

	Three months ended March 31	
	2002	2001 (restated, note 2(b))
REVENUES:		
Cable Television	$ 179,938	$ -
Newspapers	200,003	199,033
Broadcasting	77,316	-
Leisure and Entertainment	57,379	59,758
Business Telecommunications	22,247	-
Web Integration/Technology	20,757	40,106
Internet/Portals	7,370	6,775
Other	917	1,299
Inter-segment	(16,432)	(2,201)
	549,495	304,770
OPERATING COSTS	(419,897)	(266,489)
OPERATING INCOME BEFORE UNDERNOTED ITEMS	129,598	38,281
Amortization	(60,101)	(13,326)
Financial expenses	(75,011)	(47,710)
Interest on redeemable preferred shares	(5,234)	-
Reserve for restructuring of operations (note 3)	(3,132)	-
Write-down of temporary investments (note 3)	(5,369)	(42,405)
Non-monetary compensation charges (note 3)	(1,227)	(5,035)
Write-down of goodwill (note 3)	(8,894)	-
Gains on sale of shares and on dilution (note 4)	770	1,479
LOSS BEFORE INCOME TAXES	(28,600)	(68,716)
Income taxes :		
Current	(4,173)	4,128
Future	5,934	(10,807)
	1,761	(6,679)
	(30,361)	(62,037)
Equity loss from non-consolidated subsidiaries	-	(21,529)
Non-controlling interest	8,228	(285)
LOSS BEFORE AMORTIZATION OF GOODWILL	(22,133)	(83,851)
Amortization of goodwill, net of non-controlling interest (note 2(a))	-	(11,460)
NET LOSS	$ (22,133)	$ (95,311)

See accompanying notes to consolidated financial statements

QUEBECOR MEDIA INC.
CONSOLIDATED STATEMENTS OF INCOME (continued)

(Unaudited)
(in thousand of Canadian dollars)

	Three months ended March 31	
	2002	2001 (restated, note 2(b))
SEGMENTED INFORMATION		
Operating income before amortization, financial expenses, interest on redeemable preferred shares, reserve for restructuring of operations, write-down of temporary investments, non-monetary compensation charges, write-down of goodwill and gains on sale of shares and on dilution		
Cable Television	$ 67,278	$ -
Newspapers	44,579	35,167
Broadcasting	13,320	-
Leisure and Entertainment	5,712	6,385
Business Telecommunications	7,535	-
Web Integration/Technology	(8,010)	(418)
Internet/Portals	(1,784)	(5,472)
General corporate income	968	2,619
	$ 129,598	$ 38,281
Amortization		
Cable Television	$ 35,839	$ -
Newspapers	6,322	5,937
Broadcasting	2,950	-
Leisure and Entertainment	2,909	3,770
Business Telecommunications	8,809	-
Web Integration/Technology	1,242	1,313
Internet/Portals	1,226	1,470
Head Office	804	836
	$ 60,101	$ 13,326

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited)
(in thousand of Canadian dollars)

	Three months ended March 31	
	2002	2001 (restated, note 2(b))
Deficit (Retained Earnings) at beginning of period		
As previously reported	$ 411,485	$ (19,934)
Restatement due to a change in accounting policy regarding foreign currency translation (note 2(b))	10,226	(2,525)
As restated	421,711	(22,459)
Net loss	22,133	95,311
Deficit at end of period	$ 443,844	$ 72,852

See accompanying notes to consolidated financial statements

QUEBECOR MEDIA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(in thousand of Canadian dollars)

	Three months ended March 31 2002	2001 (restated, note 2(b))
Cash flows related to operations:		
Net loss	$ (22,133)	$ (95,311)
Adjustments for:		
Amortization of property, plant and equipment	54,337	12,948
Amortization and write-down of goodwill and deferred charges	14,658	14,365
Amortization of deferred financing costs and long-term debt discount	12,690	5,021
Non-monetary compensation charges	1,227	5,035
Write-down of temporary investments	5,369	42,405
Interest on redeemable preferred shares	5,234	-
Gains on sale of shares and on dilution	(694)	(1,479)
Gain on disposal of assets	-	(1,810)
Future income taxes	5,934	(10,807)
Equity loss from non-consolidated subsidiaries	-	21,529
Non-controlling interest	(8,228)	(2,242)
Other	239	(900)
	68,633	(11,246)
Net change in non-cash balances related to operations (net of the effect of business acquisitions and disposals)	(62,849)	(29,119)
Cash flows provided by (used for) operations	5,784	(40,365)
Cash flows related to financing activities:		
Net decrease in bank indebtedness	(1,635)	(929)
Issuance of long-term debt	144	76,986
Repayment of long-term debt	(40,153)	(58,423)
Issuance of capital stock by subsidiaries	-	4,229
Dividends paid to non-controlling shareholders	(1,415)	(193)
Decrease (increase) in advances receivable from Parent Company	3,650	(4,110)
Cash flows (used for) provided by financing activities	(39,409)	17,560
Cash flows related to investing activities:		
Business acquisitions, net of cash and cash equivalents acquired (note 4)	(260)	(689)
Proceeds from disposal of a business (note 4)	1,117	-
Acquisitions of property, plant and equipment	(38,301)	(9,959)
Additions to other assets	(14,020)	-
Net decrease in amounts receivable from non-consolidated subsidiaries	-	7,868
Proceeds from disposal of assets	9,268	17,467
Interest charges capitalized to investments in subsidiaries held for resale	-	(8,415)
Other	(1,239)	2,828
Cash flows (used in) provided by investing activities	(43,435)	9,100
Net decrease in cash and cash equivalents	(77,060)	(13,705)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(1,033)	671
Cash and cash equivalents at beginning of period	207,773	46,179
Cash and cash equivalents at end of period	$ 129,680	$ 33,145

SEGMENTED INFORMATION

	2002	2001
Aquisitions of property, plant and equipment:		
Cable Television	$ 23,934	$ -
Newspapers	674	6,362
Broadcasting	2,017	-
Leisure and Entertainment	1,541	1,998
Business Telecommunications	9,690	-
Web Integration/Technology	445	1,066
Internet/Portals	-	310
Head office	-	223
	$ 38,301	$ 9,959

See accompanying notes to consolidated financial statements

QUEBECOR MEDIA INC.
CONSOLIDATED BALANCE SHEETS

(in thousand of Canadian dollars)

	March 31 2002 (unaudited)	December 31 2001 (restated, note 2(b)) (audited)
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 129,680	$ 207,773
Temporary investments (market value of $27.9 million ($34.7 million in 2001))	27,922	33,014
Accounts receivable	325,482	340,602
Income taxes receivable	13,782	12,786
Inventories and investments in televisual products and movies	146,759	166,750
Prepaid expenses	29,487	21,689
Future income taxes	22,440	22,440
	695,552	805,054
ADVANCES RECEIVABLE FROM PARENT COMPANY	26,706	30,356
PROPERTY, PLANT AND EQUIPMENT	1,784,662	1,818,579
GOODWILL (note 5)	6,231,515	6,240,270
FUTURE INCOME TAXES	84,891	84,891
OTHER ASSETS	282,175	282,663
	$ 9,105,501	$ 9,261,813
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Bank indebtedness	$ 36,440	$ 38,075
Accounts payable and accrued charges	591,498	690,681
Income and other taxes	11,278	12,352
Accounts payable to Parent Company and companies under common control	1,986	2,550
Future income taxes	926	926
Current portion of long-term debt and convertible notes	58,924	15,051
	701,052	759,635
LONG-TERM DEBT	3,606,363	3,680,337
REDEEMABLE PREFERRED SHARES	237,834	232,600
OTHER LIABILITIES	39,439	40,005
FUTURE INCOME TAXES	243,407	239,264
NON-CONTROLLING INTEREST	200,460	210,665
SHAREHOLDERS' EQUITY:		
Capital stock	3,984,967	3,984,967
Contributed surplus	538,559	538,559
Deficit	(443,844)	(421,711)
Translation adjustment	(2,736)	(2,508)
	4,076,946	4,099,307
	$ 9,105,501	$ 9,261,813

See accompanying notes to consolidated financial statements

1. Basis of presentation

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same accounting policies as described in the Company's latest annual Financial Statements have been used, with the exception of the changes in accounting policies and the new accounting policy described in note 2. However, these consolidated financial statements do not include all disclosures required under generally accepted accounting principles and accordingly should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's latest annual Financial Statements. The results of operations for the interim periods should not necessarily be considered indicative of full year results due to the seasonality of certain operations.

2. Accounting policies

(a) Change in accounting policies

The Company has changed certain accounting policies to comply with new standards of the Canadian Institute of Chartered Accountants ("CICA").

(i) Business combinations, goodwill and other intangible assets

In August 2001, the CICA issued Handbook Section 3062, *Goodwill and Other Intangible Assets*. For business combinations consummated on or before June 30, 2001, the Company adopted in 2002 the new recommendations of the *CICA Handbook*. Under those new recommendations, goodwill and intangible assets with indefinite useful lives are not amortized and other identified intangible assets are amortized. In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change.

Under Section 3062, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the income statement before extraordinary items and discontinued operations.

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

2. Accounting policies (continued)

(a) Change in accounting policies (continued)

(i) Business combinations, goodwill and other intangible assets (continued)

Intangible assets acquired in business combinations and intangible assets acquired individually or with a group of other assets, which have indefinite lives are also tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any. Intangible assets with definite useful lives are amortized over their useful life.

Within the end of the 2002 second quarter, the Company will complete the first impairment step for each reporting unit, in accordance with the new requirements of Section 3062, except for the first and second impairment test for Mindready Solutions Inc. which was completed as at January 1, 2002. A portion of the goodwill attributed to the Cable Television segment within the acquisition of Groupe Vidéotron ltée might be impaired in 2002. As per management's estimates and assumptions, the impairment might amount between $1.5 and $2.0 billion.

In accordance with the transitional provision of Section 3062, an impairment loss as a result of applying the recommendations for the first time, is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods.

As at January 1, 2002, the Company had unamortized goodwill of $6.2 billion. For the quarter ended March 31, 2002, this change in accounting policy resulted in a reduction of $40,855,000 in amortization expense related to goodwill, net of taxes and non-controlling interest. The following summarizes the effect of the accounting change if it was applied retroactively:

	Three months ended March 31, 2002	Three months ended March 31, 2001
Net loss, as reported	**$ (22,133)**	$ (95,311)
Goodwill amortization, net of non-controlling interest	**–**	40,866
Net loss, adjusted	**$ (22,133)**	$ (54,445)

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

2. Accounting policies (continued)

(a) Change in accounting policies (continued)

(ii) Foreign currency translation

In November 2001, the CICA approved the modification of Section 1650 of the *CICA handbook, Foreign Currency Translation*, to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. This change harmonise generally accepted accounting principles in Canada and in United States about translation gains and losses on long-lived monetary items. In the first quarter of 2002, the Company adopted the new recommendations retroactively and the comparative figures have been restated. The effect of adopting the new recommendation resulted, as at December 31, 2001, in a decrease in other assets and an increase in deficit in the amount of $10,226,000. Opening retained earnings in 2001 increased by $2,525,000 and the first 2001 quarter net loss increased by $4,158,000. This change in accounting policy did not have a significant impact on the results of the first quarter of 2002.

(b) New accounting policy

Stock-based compensation

The Company accounts for all stock-based payments to employee awards that are direct awards of stock, call for settlement in cash or other assets, including stock appreciation rights, by the fair value method. Under the fair value based method, compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period in each quarter in operating expense. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.

3. Reserve for restructuring of operations and other special charges

(a) Web Integration/Technology segment

During the first quarter of 2002, the Web Integration/Technology segment recorded a reserve for restructuring of operations in response to the continued adverse market conditions existing within the telecommunications industry. The reserve for the restructuring amounts to $1,682,000 and includes severance costs, assets write-down and other restructuring charges.

The Web Integration/Technology segment also recorded a non-monetary compensation charge of $1,227,000 ($5,035,000 in the first quarter of 2001) relative to escrowed shares to be remitted to selling shareholders of acquired companies. The escrowed shares are transferred when the minimal period of employment from selling shareholders ends.

(b) Internet/Portals segment

During the first quarter of 2002, the Internet/Portals segment recorded a reserve for restructuring of operations for an amount of $1,450,000. The reserve is in connection with the reorganization of the business segment. This reserve included costs connected to severance pay to employees and asset write-off.

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

(c) Head office and others

A write-down of temporary investments and other assets of $5,369,000 ($42,405,000 in 2001) was recognized to record these assets at the lower of cost and fair market value.

(d) Write-down of goodwill

During the first quarter of 2002, management wrote-off a portion of the goodwill related to Mindready Solutions Inc. following the restructuring program for this subsidiary for an amount of $8,894,000.

4. Business acquisition and disposal

On January 27, 2002, Mindready Solutions Inc. acquired some assets from Nortel Networks Limited for a cash consideration of $260,000. This acquisition have been accounted for using the purchase method.

In January 2002, Nurun Inc. closed the sale of Flow Systems Corporation for a cash consideration of $1,117,000, resulting in a gain on disposal of $770,000.

5. Goodwill

For the quarter ended March 31, 2002, the changes in the carrying amounts of the goodwill are as follows:

	Balance as at January 1st, 2002	Write-off during the period	Translation adjustments	Balance as at March 31, 2002
Cable Television	$ 4,604,172	$ -	$ -	$ 4 604,172
Newspapers	1,000,483	-	-	1,000,483
Broadcasting	164,289	-	-	164,289
Leisure and Entertainment	98,232	-	-	98,232
Business Telecommunications	273,437	-	-	273,437
Web Integration/Technology	29,179	(8,894)	139	20,424
Internet/Portals	70,478	-	-	70,478
Total	$ 6,240,270	$ (8,894)	$ 139	$ 6,231,515

6. Financial instruments

In February 2002, the Company concluded an interest rate swap for an notional amount of $100,000,000, expiring in February 2003 under which the Company is committed to pay a fixed interest rate of 2.65% in exchange of bankers' acceptances rates with three months' maturity.

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

7. Stock-based compensation

Under a stock option plan established by Quebecor Media Inc., 433,000,000 Common Shares have been set aside for officers, senior employees and other key employees of the Company. Each option may be exercised within a maximum period of ten years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares as determined by the Board of Directors (if the Common Shares of Quebecor Media Inc. are not listed on a stock exchange at the time of the grant) or the trading price of the Common Shares on the stock exchanges where such shares are listed at time on the grant. Unless authorized by the Compensation Committee for a change in control transaction, no option may be exercised by an optionee if the shares of Quebecor Media Inc. have not been listed on a recognized stock exchange. At December 31, 2007, if the shares of the Company have not been so listed, optionees will have until January 31, 2008 to exercise their vested options. Except under specific circumstances and unless the Compensation Committee decides otherwise, options vest over a five year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant, (ii) equally over four years with the first 25% vesting on the second anniversary of the date of the grant, and (iii) equally over three years with the first 33% vesting on the third anniversary of the date of the grant. All options outstanding as of March 31, 2002, were granted to senior executive officers of the Company during the first quarter of 2002. No option are vested at the end of the period.

The following table provides summary information regarding outstanding options as at March 31, 2002:

		Outstanding options
Exercise price	Number	Weighted average years to maturity
$ 0.231	121 650 400	3.8 years
0.311	5 096 400	3.4 years
	126 746 800	3.8 years

8. Comparative figures

Certain comparative figures for the previous period have been reclassified to conform with the presentation adopted for the three-month period ended March 31, 2002.

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

9. Significant differences between generally accepted accounting principles ("GAAP") in Canada and in the United States

The Company's consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of material differences between generally accepted accounting principles ("GAAP") in Canada and in the United States on the Company's consolidated financial statements:

(a) Consolidated statements of operations for the three-month periods ended March 31, 2002 and 2001:

	2002	2001
		(Restated, note 2 (b))
Net loss, as reported in the Consolidated statements of operations per GAAP in Canada	**$ (22,133)**	$ (95,311)
Adjustments:		
Development, pre-operating and start-up costs (i)	**(7,436)**	(390)
Pension and postretirement benefits (ii)	**(246)**	(174)
Equity loss from non-consolidated subsidiaries (iii)	**-**	(10,097)
Capitalization of hook-up costs, net of amortization (iv)	**(753)**	-
Derivative instruments (v)	**6,593**	(1,651)
Temporary investments (vi)	**(1,712)**	-
Income taxes	**2,486**	285
Other	**(225)**	(162)
Net loss, as adjusted per GAAP in the United States (in Canadian dollars)	**$ (23,426)**	$ (107,500)

(b) Comprehensive loss

The application of GAAP in the United States requires the disclosure of comprehensive loss in a separate financial statement, which includes the net income (loss) as well as revenues, charges, gains and losses recorded directly to equity. The detail of the comprehensive loss for the three-month periods ended March 31, 2002 and 2001 is as follow.

	2002	2001
Net loss, as adjusted per GAAP in the United States	**$ (23,426)**	$ (107,500)
Derivative instruments (v)	**20,707**	4,405
Translation adjustment [1]	**(228)**	1,822
Comprehensive loss per GAAP in the United States	**$ (2,947)**	$ (101,273)

[1] Change for the period

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

9. Significant differences between generally accepted accounting principles ("GAAP") in Canada and in the United States (continued)

The continuity of accumulated other comprehensive income for three-month periods ended March 31, 2002 and 2001 is as follows:

		2002		2001
Accumulated other comprehensive loss at beginning of period	$	**(75,544)**	$	(1,343)
Changes in translation adjustment		**(228)**		1,822
Changes in derivative instruments		**20,707**		4,405
Accumulated other comprehension (loss) income at end of period	$	**(55,065)**	$	4,884

(c) Consolidated Balance Sheets

				March 31, 2002				December 31, 2001
		Canada		**United States**		Canada		United States
						(restated, note 2 (b))		
Current assets	$	**695,552**	$	**695,504**	$	805,054	$	806,594
Goodwill		**6,231,515**		**6,228,077**		6,240,270		6,236,802
Future income tax assets		**84,891**		**96,739**		84,891		93,924
Other assets		**282,175**		**236,282**		282,663		207,654
Long-term debt		**3,606,363**		**3,646,629**		3,680,337		3,720,968
Other liabilities		**39,439**		**47,778**		40,005		37,478
Future income tax liabilities		**243,407**		**244,389**		239,264		239,531
Non-controlling interest		**200,460**		**199,143**		210,665		209,605
Deficit		**(443,844)**		**(477,316)**		(421,711)		(453,890)
Accumulated other comprehensive loss	$	**(2,736)**	$	**(55,065)**	$	(2,508)	$	(75,544)

(i) Under GAAP in Canada, certain development and pre-operating costs which satisfy specified criteria for recoverability are deferred and amortized. Also, under GAAP in Canada, certain start-up costs incurred in connection with various projects were recorded in the consolidated balance sheets under the item "Other assets", and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in operations as incurred.

(ii) The accounting requirements for pension and postretirement benefits under GAAP in Canada and in the United States are similar in all material respects. However, because the new Canadian standard was adopted retroactively on January 1, 2000, liabilities and assets recorded under GAAP in Canada will be different from GAAP in the United States, as a result of unrecognized actuarial gains or losses existing at the date of implementation under GAAP in the United States. These gains or losses will be amortized over the estimated average remaining service life of the employees.

9 Significant differences between generally accepted accounting principles ("GAAP") in Canada and in the United States (continued)

(iii) The financial statements of non-consolidated subsidiaries are prepared in accordance with GAAP in Canada. The reconciliation of these financial statements to GAAP in the United States results in an adjustment to the amount of income recognized as equity income from the non-consolidated subsidiaries and the investment therein. The principal difference relates to capitalization of hook-up costs, net of amortization, development and pre-operating costs capitalized, deferred foreign exchange loss on long-term monetary items and accounting for income taxes.

(iv) Under GAAP in Canada, capitalization of hook-up costs, net of amortization, and the cost of reconnecting subscribers are capitalized and depreciated over a four-year period on a straight-line basis. Under GAAP in the United States, these costs are expensed as incurred.

(v) Under GAAP in Canada, realized and unrealized gains and losses on derivative instruments are deferred and recognized in operations in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

According to the amended Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities", all derivatives must be recorded as either assets and liabilities in the balance sheet at fair value and, in order to obtain hedge accounting on the earlier of the date into which the derivatives contract is entered into the date of transition, the Company must designate the derivative instrument as a hedge of the hedged item.

Changes in the derivative fair values of contracts that are designated effective and qualify for cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (loss) until the underlying transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from accumulated other comprehensive income (loss) to the consolidated statement of operations on the same line as the underlying transaction. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings.

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

9 Significant differences between generally accepted accounting principles ("GAAP") in Canada and in the United States (continued)

(vi) Under GAAP in Canada, temporary investments are recorded at the lower of cost and market value. Under GAAP in the United States, trading securities for which the market value could be easily obtained must be recorded at market value. The difference in the market value of trading securities to be resold in the near future must be recognized in earnings.

10. Restricted and Unrestricted Subsidiaries

The Company is subject to certain reporting requirements pursuant to the indentures governing the Company's Senior Notes and Senior Discount Notes issued in July 2001. Under the indenture, the Company has designated Netgraphe Inc., Nurun Inc., 3662527 Canada Inc. (parent company of Vidéotron Télécom ltée) and Vidéotron Télécom ltée, as "Unrestricted Subsidiaries". Therefore, the financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries as shown in the following condensed and consolidated statements of operations for the three-month periods ended March 31, 2002 and 2001 and balance sheets as at March 31, 2002 and December 31, 2001. The Company's $428,961,000 Term loan and the investments in Microcell Telecommunications Inc. are included in the condensed and consolidated balance sheets of the Unrestricted Subsidiaries. Also, the write-down of the investment in Microcell Telecommunications Inc. is included in the condensed and consolidated statements of operations of the Unrestricted Subsidiaries

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

10. Restricted and Unrestricted Subsidiaries (continued)

Restricted Subsidiaries and the Company

Condensed and consolidated statements of operations for the three-month periods ended March 31, 2002 and 2001

	2002	2001
Revenues	$ **508 394**	$ 259 078
Operating costs	**376 537**	214 907
Operating income before undernoted items	**131 857**	44 171
Amortization	**48 824**	10 543
Financial expenses	**75 288**	46 897
Income (loss) before income taxes	**7 745**	(13 269)
Income taxes	**1 509**	3 093
	6 236	(16 362)
Equity loss from non-consolidated subsidiaries	**-**	(21 529)
Non-controlling interest	**(4 906)**	(2 878)
Income (loss) before amortization and write-down of goodwill	**1 330**	(40 769)
Amortization of goodwill, net of non-controlling interest	**-**	(6 894)
Net income (loss)	$ **1 330**	$ (47 663)

Operating income before amortization, financial expenses and other items for the three-month periods ended March 31, 2002 and 2001

	2002	2001
Cable Television	$ **67 278**	$ -
Newspapers	**44 579**	35 167
Broadcasting	**13 320**	-
Leisure and Entertainment	**5 712**	6 385
	130 889	41 552
General corporate income (expenses)	**968**	2 619
	$ **131 857**	$ 44 171

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

10. Restricted and Unrestricted Subsidiaries (continued)

Restricted Subsidiaries and the Company (continued)

Condensed and consolidated balance sheets

		March 31, 2002		December 31, 2001
Assets				
Current assets	$	**591 904**	$	681,881
Property, plant and equipment		**1 527 602**		1,558,625
Goodwill		**5 867 176**		5,867,176
Other assets		**314 647**		314,076
		8 301 329		8,421,758
Liabilities				
Current liabilities		**674 228**		728,996
Long-term debt		**3 176 631**		3,250,431
Non-controlling interest		**124 092**		120,892
Other liabilities		**277 756**		273,919
		4 252 707		4,374,238
Net investment in Restricted Subsidiaries and the Company	$	**4 048 622**	$	4,047,520

Unrestricted Subsidiaries

Condensed and consolidated statements of operations for the three-month periods ended March 31, 2002 and 2001

		2002		2001
Revenues	$	**49 727**	$	46 736
Operating costs		**51 986**		(52 626)
Operating loss before undernoted items		**(2 259)**		(5 890)
Amortization		**11 277**		2 783
Financial (revenues) expenses		**(277)**		813
Other items		**23 086**		45 961
Loss before income taxes		**(36 345)**		(55 447)
Income taxes (revenues)		**252**		(9 772)
		(36 597)		(45 675)
Non-controlling interest		**13 134**		2 593
Loss before amortization and write-down of goodwill		**(23 463)**		(43 082)
Amortization of goodwill, net of non-controlling interest		**-**		(4 566)
Net loss	$	**(23 463)**	$	(47 648)

(Tabular amounts are expressed in thousands of Canadian dollars, unless stated otherwise)

10. Restricted and Unrestricted Subsidiaries (continued)

Unrestricted Subsidiaries (continued)

Operating income before amortization, financial expenses and other items for the three-month periods ended March 31, 2002 and 2001

		2002		2001
Business Telecommunications	$	**7 535**	$	-
Web Integration/Technology		**(8 010)**		(418)
Internet/Portails		**(1 784)**		(5 472)
	$	**(2 259)**	$	(5 890)

Condensed and consolidated balance sheets

		March 31, 2002		December 31, 2001
Assets				
Current assets	$	**140 430**	$	156,440
Property, plant and equipment		**257 060**		259,954
Goodwill		**364 339**		373,094
Other assets		**79 125**		83,834
		840 954		873,322
Liabilities				
Current liabilities		**63 606**		63,906
Long-term debt and other liabilities		**434 822**		435,256
Redeemable preferred shares		**237 834**		232,600
Non-controlling interest		**76 368**		89,773
		812 630		821,535
Net investment in Unrestricted Subsidiaries	$	**28 324**	$	51,787

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By: Claudine Tremblay
Director, Corporate Services and
Assistant Corporate Secretary

Date: May 31, 2002